SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                February 14, 2003

                         Commission file number 0-28526

                                   GENSET S.A.
             (Exact name of registrant as specified in its charter)


                                 24, rue Royale
                               75008 Paris, France
                    (Address of principal executive offices)


           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X      Form 40-F
                                     ---              ---


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes           No X
                                        ---          ---


          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.


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                           [GENSET LOGO -- OMITTED]



              FOR IMMEDIATE RELEASE
              ---------------------

              Contacts:

              GENSET
              +33 1 60 79 66 66
              Marc Vasseur
              Chairman & Chief Executive Officer


              Genset Reports Annual Revenues for 2002 and Expected Results for Year-End 2002

              Paris, France, February 14, 2003 - Genset (Code Sicovam : 5433), today announced its total revenues for 2002, as follows :




                                                 2002          2002
                                              ----------    ----------
               1) Parent Company:

                        First quarter .......    2 095         2 831
                        Second quarter ......      174         2 467
                        Third quarter .......      162         2 048
                        Fourth quarter ......      266         3 055
                                              ----------    ----------
                                Total .......    2 697        10 401


               2) Group Consolidated accoounts:

                        First quarter .......    5 045         5 156
                        Second quarter ......      218         4 604
                        Third quarter .......      138         4 958
                        Fourth quarter ......      201         4 816
                                              ----------    ----------
                                Total .......    5 602        19 534

              Consolidated revenues for the fiscal year 2002 were lower as compared to 2001 (19.6 million euros). Revenues mainly include sales of oligonucleotides, for an aggregate of 5 million euros, recorded until the sale of the oligonucleotides division.

              For 2002, Genset anticipates a consolidated net loss of approximately 43 million euros (unaudited statements, French
              GAAP), i.e. a loss of approximately 5.3 euros per share, including approximately 19 million euros of non-recurring expenses (mainly related to the closure of its US subsidiary and to the transfer of its Paris registered office) and extraordinary profit of approximately 27 million euros following the sale of its oligonucleotides division and its Ceres shares.


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                           [GENSET LOGO -- OMITTED]


               Excluding extraordinary and non-recurring items, the consolidated net loss for the fiscal year 2002 is expected to be approximately 51 million euros, i.e. a loss of approximately 6.3 euros per share, as compared to a consolidated net loss excluding non-recurring items of 39.6 million euros (i.e. a loss of 4.9 euros per share) for 2001. As a result, Genset's consolidated shareholders' equity as at December 31, 2002 is expected to be negative by approximately 39 million euros.

               As at December 31, 2002, Genset had cash and cash equivalent of
               11.5 million euros.

               Genset's Board of Directors is expected to approve the financial statements for the fiscal year 2002 during the month of April 2003.

               About GENSET: Genset is a genomics-based company. The gene and protein discovery platform developed by Genset is necessary to understanding the human genome.

               All figures are adjusted to the current exchange rate.


               * In addition to historical information, this press release contains certain forward-looking statements that involve risks and uncertainties relating to our future financial and scientific performance. Such statements are based on our current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In evaluating such statements, readers should specifically consider factors which could affect expected results, including, but not limited to, the uncertainties inherent in financial planning, the development of drug candidates and biological research generally. Other factors that could cause results to differ from expectations are specified in the reports filed by Genset with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Genset does not intend (and is not obligated) to update any such statements to reflect any changes in events, conditions or circumstances on which the statements are based.


        Genset's news releases are available on the Company's Web site at
                              http://www.genset.fr
                              --------------------


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           GENSET is listed on the Nouveau Marche of the Paris Bourse
              Euroclear: 5433 - Bloomberg: GNST FP - Reuters: GEN.F

              ------------------------------------------------------


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 14, 2003

                                              GENSET S.A.


                                              By:  /s/ Marc Vasseur
                                                   -------------------
                                                   Name: Marc Vasseur
                                                   Title:Chief Executive Officer